Exhibit 99.1

Internet Gold Reports its Financial Results for
the First Quarter 2017

- Net Profit Attributable to Shareholders of NIS 10 Million in the First Quarter of 2017 -

Ramat Gan, Israel - May 18, 2017 - Internet Gold - Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the first quarter of 2017. Internet Gold holds the controlling interest in B Communications Ltd. (TASE and NASDAQ: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ).

"We are very pleased with the results of both B Communications and Bezeq, which continues to generate a steady return that enhances our overall financial position and capabilities,” said Doron Turgeman, CEO of Internet Gold.

Debt and Liquidity Balances: As of March 31, 2017, Internet Gold’s unconsolidated liquidity balances comprised of cash and cash equivalents and short term investments totaled NIS 219 million ($60 million), its unconsolidated total debt was NIS 798 million ($220 million) and its unconsolidated net debt was NIS 579 million ($160 million).

Internet Gold's Unconsolidated Debt and Liquidity Balances (1)

(In millions)	March 31,	March 31,	March 31,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Short term liabilities	133	37	140	151
Long term liabilities	665	183	793	795
Total debt	798	220	933	946
Liquidity balances	219	60	169	382
Net debt	579	160	764	564

(1)	Does not include the debt or liquidity balances of B Communications and its subsidiaries.

Internet Gold’s First Quarter Consolidated Financial Results

Internet Gold's consolidated revenues for the first quarter of 2017 totaled NIS 2.5 billion ($675 million), a 4.1% decrease compared to the NIS 2.6 billion reported in the first quarter of 2016. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating profit for the first quarter of 2016 totaled NIS 460 million ($127 million), a 2.5% decrease compared with NIS 472 million reported in the first quarter of 2016.

Internet Gold's consolidated net profit for the first quarter of 2017 totaled NIS 224 million ($62 million), a 56.6% increase compared with NIS 143 million reported in the first quarter of 2016. The increase in net profit in the first quarter of 2017 was mainly due to B Communications’ lower net financial expenses resulted from the refinance of its debt in the third quarter of 2016.

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Internet Gold’s First Quarter Unconsolidated Financial Results

As of March 31, 2017, Internet Gold held approximately 65% of B Communications’ outstanding shares. Accordingly, Internet Gold's interest in B Communications’ net profit for the first quarter of 2017 totaled NIS 25 million ($7 million) compared with a net loss of NIS 15 million in the first quarter of 2016.

Internet Gold’s unconsolidated net financial expenses for the first quarter of 2017 totaled NIS 14 million ($4 million) compared with NIS 15 million in the first quarter of 2016. These expenses consist of NIS 12 million ($3 million) of interest and CPI linkage expenses related to Internet Gold’s publicly-traded debentures and of NIS 2 million ($1 million) of financial expenses generated by short term investments.

Internet Gold's net profit attributable to shareholders for the first quarter of 2017 totaled NIS 10 million ($3 million) compared with a loss attributable to shareholders of NIS 32 million in the first quarter of 2016. The net profit in the first quarter of 2017 was mainly due to B Communications’ lower net financial expenses resulting from the refinance of its debt in the third quarter of 2016.

(In millions)	Three months ended March 31,			Year ended December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Financial expenses, net	(14)	(4)	(15)	(44)
Operating expenses	(1)	-	(2)	(5)
Interest in BCOM's net profit (loss)	25	7	(15)	(155)
Net profit (loss)	10	3	(32)	(204)

Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the first quarter ended March 31, 2017. For a full discussion of Bezeq’s results for the first quarter ended March 31, 2017, please refer to its website: http://ir.bezeq.co.il.

Bezeq Group (consolidated)	Q1 2017	Q1 2016	% change
	(NIS millions)

Revenues	2,453	2,559	(4.1%)
Operating profit	566	574	(1.4%)
Operating margin	23.1%	22.4%
Net profit	350	288	21.5%
EBITDA	994	1,023	(2.8%)
EBITDA margin	40.5%	40.0%
Diluted EPS (NIS)	0.13	0.10	30.0%
Cash flow from operating activities	826	922	(10.4%)
Payments for investments	380	345	10.1%
Free cash flow [1]	456	619	(26.3%)
Total debt	10,703	10,605	0.9%
Net debt	9,333	8,828	5.7%
EBITDA (trailing twelve months)	4,031	4,324	(6.8%)
Net debt/EBITDA (end of period) [2]	2.32	2.04

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments.
[2]	EBITDA in this calculation refers to the trailing twelve months.

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Revenues of the Bezeq Group in the first quarter of 2017 were NIS 2.45 billion ($675 million) compared to NIS 2.56 billion in the corresponding quarter of 2016, a decrease of 4.1%. The decrease was due to lower revenues in all of the Bezeq Group segments.

Salary expenses of the Bezeq Group in the first quarter of 2017 were NIS 504 million ($139 million) compared to NIS 513 million in the corresponding quarter of 2016, a decrease of 1.8%.

Operating expenses of the Bezeq Group in the first quarter of 2017 were NIS 959 million ($264 million) compared to NIS 1.02 billion in the corresponding quarter of 2016, a decrease of 5.8%. The decrease was primarily due to a reduction in expenses in all of the Bezeq Group segments, primarily at Pelephone and was impacted by the early adoption of accounting standard IFRS 15 whereby dealer commissions are capitalized.

Other operating income, net of the Bezeq Group in the first quarter of 2017 amounted to NIS 4 million ($1 million) compared to other operating expenses, net of NIS 5 million in the corresponding quarter of 2016. Other operating income, net was impacted by the collective labor agreement at Bezeq International in the corresponding quarter of 2016 as well as the reduction in capital gains from the sale of fixed assets at Bezeq Fixed-Line in the first quarter of 2017.

Depreciation and amortization expenses of the Bezeq Group in the first quarter of 2017 were NIS 428 million ($118 million) compared to NIS 449 million in the corresponding quarter of 2016, a decrease of 4.7%. The decrease was due to a reduction in depreciation and amortization expenses at Pelephone due to the termination of depreciation of the CDMA network as well as other assets.

Operating profit of the Bezeq Group in the first quarter of 2017 was NIS 566 million ($156 million) compared to NIS 574 million in the corresponding quarter of 2016, a decrease of 1.4%.

Financing expenses, net of the Bezeq Group in the first quarter of 2017 amounted to NIS 101 million ($28 million) compared to NIS 102 million in the corresponding quarter of 2016, a decrease of 1.0%.

Tax expenses of the Bezeq Group in the first quarter of 2017 were NIS 113 million ($31 million) compared to NIS 183 million in the corresponding quarter of 2016, a decrease of 38.3%. The decrease in tax expenses was due to a reduction in the tax asset and the recognition of deferred tax expenses in the corresponding quarter of 2016 in the amount of NIS 64 million resulting from a decrease in corporate tax rates in Israel from 26.5% to 25%.

Net profit of the Bezeq Group in the first quarter of 2017 was NIS 350 million ($96 million) compared to NIS 288 million in the corresponding quarter of 2016, an increase of 21.5%. The increase in net profit was primarily due to the aforementioned decrease in tax expenses.

EBITDA of the Bezeq Group in the first quarter of 2017 was NIS 994 million ($274 million) (EBITDA margin of 40.5%) compared to NIS 1.023 billion (EBITDA margin of 40.0%) in the corresponding quarter of 2015, a decrease of 2.8%.

Cash flow from operating activities of the Bezeq Group in the first quarter of 2017 was NIS 826 million ($227 million) compared to NIS 922 million in the corresponding quarter of 2016, a decrease of 10.4%. The decrease was primarily due to changes in working capital.

Payments for investments (Capex) of the Bezeq Group in the first quarter of 2017 was NIS 380 million ($105 million) compared to NIS 345 million in the corresponding quarter of 2016, an increase of 10.1%.

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Free cash flow of the Bezeq Group in the first quarter of 2017 was NIS 456 million ($126 million) compared to NIS 619 million in the corresponding quarter of 2016, a decrease of 26.3%.

Total debt of the Bezeq Group as of March 31, 2017 was NIS 10.7 billion ($2.9 billion) compared to NIS 10.6 billion as of March 31, 2016.

Net debt of the Bezeq Group was NIS 9.33 billion ($2.57 billion) as of March 31, 2017 compared to NIS 8.83 billion as of March 31, 2016.

Net debt to EBITDA (trailing twelve months) ratio of the Bezeq Group as of March 31, 2017, was 2.32, compared to 2.04 as of March 31, 2016.

Notes:

Convenience translation to U.s Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.632 = US$ 1 as published by the Bank of Israel for March 31, 2017.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance and are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

•	EBITDA - defined as net profit plus income tax expenses, share of loss in equity accounted investee, net financing expenses and depreciation and amortization;
•	EBITDA trailing twelve months - defined as net profit plus income tax expenses, share of loss in equity accounted investee, net financing expenses and depreciation and amortization during last twelve months;
•	Net debt - defined as long and short term bank loans and debentures minus cash and cash equivalents and short term investments; and
•	Net debt to EBITDA ratio - defined as net debt divided by the trailing twelve months EBITDA.
•	Free Cash Flow (FCF) - defined as cash from operating activities less cash used for the purchase/sale of property, plant and equipment, and intangible assets, net;

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

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EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

Bezeq also uses net debt and the net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company's consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620

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Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In millions)

	March 31,	March 31,	March 31,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS
Current assets
Cash and cash equivalents	810	223	1,233	810
Restricted cash	-	-	715	-
Investments	1,076	296	1,524	1,240
Trade receivables, net	1,976	544	2,042	2,000
Other receivables	334	92	299	217
Inventory	114	31	123	106
Total current assets	4,310	1,186	5,936	4,373

Non-current assets
Trade and other receivables	595	163	662	644
Property, plant and equipment	7,078	1,949	7,189	7,072
Intangible assets	6,408	1,764	6,986	6,534
Deferred expenses and investments	460	127	568	447
Broadcasting rights	438	121	456	432
Investment in equity-accounted investee	14	4	23	18
Deferred tax assets	1,008	278	1,104	1,007
Total non-current assets	16,001	4,406	16,988	16,154

Total assets	20,311	5,592	22,924	20,527

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Internet Gold - Golden Lines Ltd.

Consolidated Statements of Financial Position as at

(In millions)

	March 31,	March 31,	March 31,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS
Current liabilities
Bank loans and credit and debentures	1,950	537	2,380	2,181
Trade and other payables	1,746	481	1,921	1,661
Related party	6	2	206	32
Current tax liabilities	143	39	711	138
Provisions	81	22	88	80
Employee benefits	308	85	380	315
Total current liabilities	4,234	1,166	5,686	4,407

Non-current liabilities
Bank loans and debentures	11,983	3,299	12,396	12,241
Employee benefits	260	72	238	258
Other liabilities	250	69	262	244
Provisions	47	13	46	47
Deferred tax liabilities	570	157	665	593
Total non-current liabilities	13,110	3,610	13,607	13,383

Total liabilities	17,344	4,776	19,293	17,790

Equity
Attributable to shareholders of the Company	205	56	364	194
Non-controlling interests	2,762	760	3,267	2,543
Total equity	2,967	816	3,631	2,737

Total liabilities and equity	20,311	5,592	22,924	20,527

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Internet Gold - Golden Lines Ltd.

Consolidated Statements of Income for the

(In millions, except per share data)

				Year ended
	Three months ended March 31,			December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Revenues	2,453	675	2,559	10,084

Costs and expenses
Depreciation and amortization	528	145	545	2,161
Salaries	504	139	514	2,017
General and operating expenses	962	264	1,023	4,024
Other operating expense (income), net	(1)	-	5	21

	1,993	548	2,087	8,223

Operating profit	460	127	472	1,861

Financing expenses, net	145	40	207	975

Profit after financing expenses, net	315	87	265	886

Share of loss in equity-accounted investee	2	1	1	5

Profit before income tax	313	86	264	881

Income tax expenses	89	24	121	442

Net profit for the period	224	62	143	439

Profit (loss) attributable to:
shareholders of the Company	10	3	(32)	(202)
Non-controlling interests	214	59	175	641

Net profit for the period	224	62	143	439

Earnings (loss) per share
Basic	0.55	0.15	(1.67)	(10.52)
Diluted	0.55	0.15	(1.67)	(10.52)

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Bezeq, The Israel Telecommunication Corporation Ltd.

Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit to EBITDA:

(In millions)	Three month period ended March 31,			Trailing twelve months ended March 31,
	2016	2017	2017	2016	2017	2017
	NIS	NIS	US$	NIS	NIS	US$

Net profit	288	350	96	1,546	1,306	359
Income tax	183	113	31	629	555	153
Share of loss in equity-accounted investee	1	2	1	5	6	2
Financing expenses, net	102	101	28	328	446	123
Depreciation and amortization	449	428	118	1,816	1,718	473

EBITDA	1,023	994	274	4,324	4,031	1,110

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at March 31,
	2016	2017	2017
	NIS	NIS	US$

Short term bank loans and credit and debentures	2,073	1,594	439
Non-current bank loans and debentures	8,532	9,109	2,508
Cash and cash equivalents	(1,221)	(792)	(218)
Investments	(556)	(578)	(159)

Net debt	8,828	9,333	2,570

Net Debt to Trailing Twelve Months EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to EBITDA trailing twelve months ratio:

(In millions)	As at March 31,
	2016	2017	2017
	NIS	NIS	US$

Net debt	8,828	9,333	2,570

Trailing twelve months EBITDA	4,324	4,031	1,110

Net debt to EBITDA ratio	2.04	2.32	2.32

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Bezeq, The Israel Telecommunication Corporation Ltd.

Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three month period ended March 31,
	2016	2017	2017
	NIS	NIS	US$

Cash flow from operating activities	922	826	227
Purchase of property, plant and equipment	(294)	(277)	(76)
Investment in intangible assets and deferred expenses	(51)	(103)	(28)
Proceeds from the sale of property, plant and equipment	42	10	3

Free cash flow	619	456	126

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Designated Disclosure with Respect to the Company's Projected Cash Flows

In connection with the issuance of the Series D Debentures in 2014, we undertook to comply with the "hybrid model disclosure requirements" as determined by the Israeli Securities Authority and as described in the prospectus governing our Series D Debentures.

This model provides that in the event certain financial "warning signs" exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series D Debentures.

In examining the existence of warning signs as of March 31 2017, our board of directors noted that our consolidated financial statements (unaudited) as well as our separate internal (unpublished) unaudited financial information as of and for the quarter ended March 31, 2017 reflect that we had a continuing negative cash flow from operating activities of NIS 1 million for the first quarter of 2017.

The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a "warning sign" unless our board of directors determines that the possible "warning sign" does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the general operating expenses of the Company of NIS 1 million for the first quarter of 2017 and due to the fact that the Company, as a holding company, does not have any cash inflows from operating activities. Our main source of cash inflows is generated from dividends (classified as cash flow from investing activities) or debt issuances (classified as cash flow from financing activities). We did not have any such inflows in the first quarter of 2017.

Such continuing negative cash flow from operating activities does not effect our liquidity in any manner. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of the continuing negative cash flow from operating activities, as mentioned above, does not reflect a liquidity problem.

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